04035603

RECEIVED

2004 JUL 19 P 4:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

**File No. 82-3439**

July 15, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

SUPPL

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the Disposal of the Series #5 Unsecured Convertible Bonds (Owned by the Company)

If you have any question about the enclosed material, please contact Akira Sugano, Director of the Company. Phone: +81-3-5736-7072

Sincerely yours,

Akira Sugano
Director
SEGA CORPORATION

7/20

July 15, 2004
SEGA CORPORATION
Hisao Oguchi, President
TSE Code: 7964
Inquire: Akira Sugano, Director
Corporate Division

# Notice of the Disposal of the Series #5 Unsecured Convertible Bonds (Owned by the Company)

The Company, at the meeting of its board of directors held on July 15, 2004, resolved to dispose its series #5 unsecured convertible bonds held by the Company. The details are as follows.

1. Purpose of the Disposal

To form a quorum to establish the bondholders' meeting announced on July 7, 2004.

2. Method for the Disposal

At ToSTNeT-2 (closing price trade) in the Tokyo Stock Exchange on July 16, 2004 at 8:45 AM (JST), the Company will buy on commission (the Company will not trade via other system or change the trading time). The abovementioned buying order will be available just on the trade time described above.

3. Details of the Disposal

   1) Type of the Bonds to Be Disposed

      The Series #5 Unsecured Convertible Bonds Issued by the Company

   2) Maximum Aggregate Face Amount of the Bonds to Be Disposed

      4,200 million yen

   3) Disposal Value

      116 yen (Today's closing price) par 100 yen face value

   4) Maximum Amount of Disposal Value

      4,872 million yen

4. Schedule for the Bondholders' Meeting

As described the news release issued on July 7, 2004.

End